Exhibit 12.1

	For the Years Ended
	2006	2005	2004	2003	2002
(In Thousands)
Earnings from continuing operations before income taxes	$33,976	65,929	$81,507	45,452	$32,782
Fixed interest charges	174,768	148,250	91,890	116,312	150,451

Earnings (loss):
Including fixed interest charges	208,744	214,179	173,397	161,764	183,233
Excluding interest expense on deposits	149,785	174,095	145,042	125,575	120,456
Fixed interest charges excluding interest expense on deposits	115,809	108,166	63,535	80,123	87,674
Ratios:
Earnings including fixed interest charges to fixed interest charges	1.19	1.44	1.89	1.39	1.22
Earnings to fixed interest excluding interest on deposits	1.29	1.61	2.28	1.57	1.37
Dollar deficiency of earnings to fixed interest charges	$—	—	$—	—	$—